



05038531

UNITED STATES
SAND EXCHANGE COMMISSION
ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2005
MAIL PROCESSING SECTION
WASH. D.C. 202

SEC FILE NUMBER
8- 44710

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____JULY 1, 2003_____ AND ENDING _____DECEMBER 31, 2004_____
                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFM SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

_____1035 37th Avenue Court_____
               (No. and Street)

_____Greeley_____   _____Colorado_____   _____80634_____
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____Gary Premer_____   970-352-8440
                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____Mason Russell West, LLC_____
          (Name – *if individual, state last, first, middle name*)

_____739 West Littleton Boulevard_____ _____Littleton_____ _____Colorado_____ _____80120-2337_____
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Gary Premer__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __CFM Securities, Inc.__ , as of __December 31, 2004__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____
                                                              Signature

                                              _____
                                                          President
                                                            Title

_____
            Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

__For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__

CFM Securities, Inc.

Financial Statements and Report
of
Independent Certified Public Accountants

December 31, 2004 and June 30, 2003

Table of Contents

Mason Russell West, LLC

739 WEST LITTLETON BLVD.
LITTLETON, CO 80120–2337
TELEPHONE 303-797-9101   FAX 303-795-3356
E-MAIL: cpas@mrwllc.com

:K MASON
·Y RUSSELL, JR.

CERTIFIED PUBLIC ACCOUNTANTS
CONSULTING SERVICES

Report of Independent Certified Public Accountants

The Board of Directors and Stockholders
CFM Securities, Inc.
Greeley, Colorado

We have audited the accompanying statement of financial condition of CFM Securities, Inc. as of December 31, 2004, and the related statement of operations, cash flow and stockholders' equity for the eighteen months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of CFM Securities, Inc. as of June 30, 2003 and for the year then ended were audited by other auditors whose report dated July 16, 2003 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the financial position of CFM Securities, Inc. at December 31, 2004 and the results of its operations, cash flows and changes in stockholders' equity for the eighteen months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mason Russell West, LLC

Littleton, Colorado
February 3, 2005

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ACCOUNTING FIRMS
Member Firms in Principal Cities Around the World

CFM Securities, Inc.
Statements of Financial Condition
For the Years Ended December 31, 2004 and June 30, 2003

	2004	2003
Assets		
Cash and cash equivalents	$ 4,538	$ 2,098
Certificate of deposit	7,893	7,617
Receivable from parent company	50,232	61,330
Total Assets	$ 62,663	$ 71,045
Liabilities and Stockholders' Equity		
Contractual commitment	$ 38	$ 38
Stockholders' Equity		
Common Stock, par value $.01 cent per share:		
Authorized 50,000 shares;		
issued and outstanding 1,000	10	10
Additional paid-in capital	5,090	5,090
Retained earnings	57,525	65,907
Total Stockholders' Equity	62,625	71,007
Total Liabilities and Stockholders' Equity	$ 62,663	$ 71,045

The accompanying notes are an integral part of these statements.

CFM Securities, Inc.
Statements of Income
For the Eighteen Months Ended December 31, 2004 and the Year Ended June 30, 2003

	2004	2003
Revenues		
Commissons	$ 298,883	$ 177,458
Interest	284	195
Total Revenues	299,167	177,653
Expenses	-	-
Service expenses	41,708	33,755
Commissions	191,513	95,637
Personnel expenses	72,763	50,167
Administrative expenses		
Total Expenses	305,984	179,559
Net Income Before Taxes	(6,817)	(1,906)
Provision for Income Taxes		
Current tax provision	(1,565)	-
Net (Loss)	$ (8,382)	$ (1,906)

The accompanying notes are an integral part of these statements.

CFM Securities, Inc.
Statements of Cash Flows
For the Eighteen Months Ended December 31, 2004
and the Year Ended June 30, 2003

	2004	2003
Cash Flows From Operating Activities		
Commissions received from brokers and dealers	$ 298,883	$ 177,458
Cash paid for service fees and other expenses	(294,886)	(175,127)
Interest received	284	233
Income taxes paid	(1,565)	(1,664)
Net Cash Provided (Used) by Operating Activities	2,716	900
Cash Flows from Investing Activities		
Purchase of certificates of deposit	(7,893)	(7,617)
Redemption of certificates of deposit	7,617	7,702
Net Cash Provided by Investing Activities	(276)	85
Net Increase in Cash	2,440	985
Cash at Beginning of the Year	2,098	1,113
Cash at End of the Year	$ 4,538	$ 2,098
Reconciliation of Net Income to Net Cash Provided (Used) by Operating Activities		
Net income (Loss)	$ (8,382)	$ (1,906)
Interest added to certificate of deposit	-	-
Changes in assets and liabilities:		
(Increase) decrease in:		
Receivables from parent company	11,098	4,432
Increase (decrease) in:		
Income taxes payable	-	(1,664)
Contractual commitment	-	38
Net Cash Provided (Used) by Operating Activities	$ 2,716	$ 900

The accompanying notes are an integral part of these statements.

CFM Securities, Inc.
Statements of Stockholders' Equity
For the Eighteen Months Ended December 31, 2004
and the Year Ended June 30, 2003

	Common Stock			Additional Paid-In Capital	Retained Earnings (Deficit)	Totals
	Authorized	Shares	Amount			
Balance June 30, 2002	50,000	1,000	$ 10	$ 5,090	$67,813	$72,913
Net income	-	-	-	-	(1,906)	(1,906)
Balance June 30, 2003	50,000	1,000	10	5,090	65,907	71,007
Net income	-	-	-	-	(8,382)	(8,382)
Balance December 31, 2004	50,000	1,000	$ 10	$ 5,090	$57,525	$62,625

The accompanying notes are an integral part of these statements.

CFM Securities, Inc.
Notes to Financial Statements
December 31, 2004 and June 30, 2003

---

1. Organization and Significant Accounting Policies

Organization and Nature of Business

CFM Securities, Inc. (the Company) was incorporated in the State of Colorado in March 1992 and is in the business of selling securities for a commission. The company is a wholly-owned subsidiary of Colorado Financial Management, Inc., a Colorado Corporation engaged in the financial planning business. The company is a dealer in mutual funds and variable annuities only and promptly transmits all funds and delivers all securities received in connection with its activities and does not hold funds or securities for, or owe money or securities to, customers. Customers make their investments directly payable to the appropriate registered investment companies or insurance companies.

Cash and Cash Equivalents

For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

Customers' securities transactions with related commission income and expenses are recorded on a trade date basis.

Income Taxes

For income tax purposes, the Company files a consolidated income tax return with its parent. These financial statements reflect income taxes on its share of consolidated taxable income.

During 2004, the shareholders of the parent corporation elected to be taxed under the provisions of the IRS code as a tax-option corporation (an "S" corporation). Accordingly, any resulting tax liabilities or benefits resulting from operations are those of the individual shareholders of the parent.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

1. Organization and Significant Accounting Policies (continued)

Reclassifications

Certain reclassifications have been made to the financial statements to conform with the 2004 financial statement presentation. The reclassifications have no effect on the net income or net cash flows for the year ended December 31, 2004.

2. Certificate of Deposit

The certificate, issued in 2002, bears interest at 2.72% and matures in October 2005. Penalties are charged for early withdrawal.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1(a)(3) of the Securities and Exchange Commission, the Company is required to maintain a minimum of $5,000 net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. At December 31, 2004 and June 30, 2003, the Company had net capital of $12,394 and $9,676, respectively.

4. Related Party Transactions

The company has a service agreement with its parent company whereby the parent company provides managerial and clerical support for the Company. Under the agreement, the Company pays a percentage of the parent company's administrative costs based on a percentage of the consolidated revenue, and reimburses the parent company for direct costs paid on behalf of the Company, including office space, supplies, and other expenses of the securities business. Total allocated costs and reimbursed expenses paid to the parent company were $264,276 and $145,804 for the eighteen months ended December 31, 2004 and the year ended June 30, 2003, respectively.

At December 31, 2004 and June 30, 2003, there was $50,232 and $61,331, respectively, due from the parent company. This balance is noninterest bearing and payable on demand.

CFM Securities, Inc.

Supplementary Information

CFM Securities, Inc.
Computation of Aggregate Indebtedness
and Net Capital Pursuant to Rule 15c3-1
For the Eighteen Months Ended December 31, 2004
and the Year Ended June 30, 2003

	2004	2003
Net Capital		
Total stockholders' equity	$ 62,625	$ 71,007
Deductions		
Equipment and furniture, net	-	-
Receivables, from related parties	50,232	61,331
Club membership and deposit	-	-
Other assets	-	-
Total Deductions	50,232	61,331
Total Net Capital	$ 12,393	$ 9,676
Aggregate Indebtedness		
Payables and accruals	$ 38	$ 38
Income taxes payable	-	-
Other accrued liabilities	-	-
Total Aggregate Indebtedness	$ 38	$ 38
Computation of Basic Net Capital Requirements		
6.2/3% of aggregate indebtdness	$ 3	$ 3
Minimum net capital	$ 5,000	$ 5,000
Greater of the two amounts	$ 5,000	$ 5,000
Capital in excess of required minimum	$ 7,393	$ 4,676
Ratio of aggregate indebtedness to net capital	0.00	0.00

Reconciliation with Company's computation included in Part II of Form X-17a-5:

	2004	2003
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 12,393	$ 9,639
No adjustment required	-	-
Net capital per above	$ 12,393	$ 9,639

Mason Russell West, LLC

739 WEST LITTLETON BLVD.
LITTLETON, CO 80120–2337
TELEPHONE 303-797-9101   FAX 303-795-3356
E-MAIL: cpas@mrwllc.com

DICK MASON
RAY RUSSELL, JR.

CERTIFIED PUBLIC ACCOUNTANTS
CONSULTING SERVICES

Report of Independent Certified Public Accountants
on
Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Stockholders
CFM Securities, Inc.
Greeley, Colorado

In planning and performing our audit of the financial statements of CFM Securities, Inc. for the eighteen months ended December 31, 2004, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by CFM Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. We do not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulations T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



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Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2)(B) of Rule 15c3-3, and no facts came to our attention indicating that such conditions have not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mason Russell West, LLC

February 3, 2005
Littleton, Colorado